United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

SunPower Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

867652 406

(CUSIP Number)

Paul Moss-Bowpitt

Legal Director, Corporate Transactions

TOTALENERGIES SE

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

00-331-4135-2834

Copies to:

Ryan Maierson

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

(713) 546-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 18 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on June 23, 2011, as amended on July 1, 2011, November 21, 2011, December 23, 2011, February 2, 2012, March 1, 2012, June 6, 2013, June 18, 2014, December 9, 2015, December 10, 2015, November 25, 2019, January 21, 2020, February 4, 2020, February 19, 2020, March 20, 2020, April 15, 2020, May 25, 2022 and September 12, 2022 (the “Filing”), by the Reporting Persons relating to the Shares of the Issuer. Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Item 4.	Purpose of Transaction.

Item 4 of the Filing is amended and supplemented as follows:

On September 12, 2022, the Reporting Persons completed the previously disclosed sale of 50% less one unit of the equity interests in Sol Holding, LLC (“HoldCo”) to GIP III Sol Acquisition, LLC (“Purchaser” and such transaction, the “Transaction”). No Shares were directly transferred to the Purchaser pursuant to the Transaction.

By virtue of TotalEnergies Renewables USA, LLC (“TotalEnergies Renewables”) and Purchaser’s respective governance rights over HoldCo described in Item 6, herein, TotalEnergies Renewables and Purchaser may be deemed to share beneficial ownership of the Shares held directly by HoldCo.

The description of the Letter Agreement in Item 6 is hereby incorporated by reference into this Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Letter Agreement

In connection with the completion of the Transaction, TotalEnergies Renewables, Purchaser and HoldCo entered into a Letter Agreement, dated as of September 12, 2022 (the “Letter Agreement”) concerning certain governance rights with respect to HoldCo and the Shares held directly by HoldCo. Specifically, TotalEnergies Renewables and Purchaser have agreed to, among other things, take all actions necessary to cause HoldCo to designate and elect to the Issuer’s Board of Directors such individuals as the HoldCo is entitled to appoint pursuant to the Affiliation Agreement (as defined therein); provided, however, that for so long as HoldCo is entitled to appoint at least five (5) directors to the Issuer’s Board of Directors, Purchaser shall have the right to appoint two (2) of such five (5) directors.

The Letter Agreement also contains certain provisions on voting and on the transfer of HoldCo LLC interests (“Units”) and Shares. These provisions include: (x) a prohibition on transfer of Units for (i) one year after the closing of the Transaction or (ii) in a manner that violates the transfer restrictions contained in the Affiliation Agreement; (y) certain rights of first offer and tag-along rights in the event of any proposed transfer of any Units; and (z) provisions governing any potential take private of the Issuer or similar transaction.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified by the full text of such agreement, which is filed as an exhibit hereto.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Filing is hereby amended and supplemented as follows:

Exhibit Number	Description
39	Letter Agreement, dated as of September 12, 2022, by and among TotalEnergies Renewables USA, LLC, GIP III Sol Acquisition, LLC and Sol Holding, LLC

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2022

TOTALENERGIES SE

By:	/s/ Aurélien Hamelle
Name:	Aurélien Hamelle
Title:	General Counsel

TOTALENERGIES GESTION USA SARL

By:	/s/ Eric Bozec
Name:	Eric Bozec
Title:	General Manager

TOTALENERGIES HOLDINGS USA, INC.

By:	/s/ Christophe Vuillez
Name:	Christophe Vuillez
Title:	Chief Executive Officer and President

TOTALENERGIES DELAWARE, INC.

By:	/s/ Christophe Vuillez
Name:	Christophe Vuillez
Title:	President

TOTALENERGIES RENEWABLES USA, LLC

By:	/s/ Marc-Antoine Pignon
Name:	Marc-Antoine Pignon
Title:	Chief Executive Officer

SOL HOLDING, LLC

By:	/s/ Christopher Gillies
Name:	Christopher Gillies
Title:	President and Secretary